

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2026

Richard J. Hendrix
President, Chief Executive Officer and Director
Live Oak Acquisition Corp. V
4921 William Arnold Road
Memphis, TN 38117

   Re: Live Oak Acquisition Corp. V
     Form 10-K for Fiscal Year Ended December 31, 2025
     Form 8-K Furnished March 31, 2026
     File No. 001-42540

Dear Richard J. Hendrix:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services